Robert G. Reedy Partner {713} 226-6674 Phone {713} 226-6274 Fax rreedy@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 Telephone {713} 226-6000 Telecopier {713} 228-1331 porterhedges.com
January 31, 2007
009491/0002
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-0405

Re:	Synthesis Energy Systems, Inc. Registration Statement on Form SB-2 filed January 31, 2007
To Whom It May Concern:
     Synthesis Energy Systems, Inc., a Delaware corporation (“SES”), has filed a registration statement on Form SB-2 (the “Registration Statement”) on the date hereof. In connection with such filing, SES has submitted a Confidential Treatment Request with regards to certain information contained in Exhibits 10.2 and 10.6 to the Registration Statement. Please feel free to contact me with any questions regarding the Registration Statement or the Confidential Treatment Request.

Regards,
/s/ Robert G. Reedy

Robert G. Reedy

Enclosures